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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                            ------------------------


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of December 2006


                              AETERNA ZENTARIS INC.
                   ------------------------------------------

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F         Form 40-F  X
                              -----            -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                          Yes          No   X
                              -----       -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   -----





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                                 DOCUMENTS INDEX
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Documents Description
---------------------



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1.
       Press release dated December 15, 2006: AEterna Zentaris
       Shareholders Approve Reduction in Stated Capital and
       Distribution of Remaining Shares of Atrium Biotechnologies
       Inc.

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                                                   [AETERNA ZENTARIS LOGO]


AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aeternazentaris.com







                                                          PRESS RELEASE
                                                          For immediate release


AETERNA ZENTARIS SHAREHOLDERS APPROVE REDUCTION IN STATED
CAPITAL AND DISTRIBUTION OF REMAINING SHARES OF ATRIUM
BIOTECHNOLOGIES INC.


QUEBEC CITY, QUEBEC (CANADA), DECEMBER 15, 2006 -- AEterna Zentaris Inc. (TSX:
AEZ; NASDAQ: AEZS), a growing global biopharmaceuticaL company focused on endocrine therapy and oncology, announced today that its shareholders approved its proposed reduction in stated capital and the special distribution in kind of the remaining 11,052,996 subordinate voting shares of the capital of Atrium Biotechnologies Inc. (TSX: ATB) held by AEterna Zentaris at the special meeting of shareholders this morning. In addition, for informational purposes only, 99.57% of all proxies received, representing a total of 30,151,201 common shares, were in favor of the special distribution.

Following the special meeting of shareholders, the board of directors of AEterna Zentaris determined that the distribution date will be January 2, 2007 with a record date for the special distribution on December 29, 2006. In accordance with the rules of the Toronto Stock Exchange, AEterna Zentaris' common shares will commence trading on an "ex-distribution" basis on December 27, 2006. The Company's board of directors also reaffirmed that AEterna Zentaris shareholders will receive 0.2079 of a subordinate voting share of Atrium Biotechnologies for each one of their AEterna Zentaris common shares (representing slightly more than a 1:5 ratio). As disclosed in AEterna Zentaris' management information circular and approved today by its shareholders at the special meeting of AEterna Zentaris' shareholders, no fractional subordinate voting shares of Atrium Biotechnologies will be distributed to registered shareholders of AEterna Zentaris pursuant to the return of capital and any such fractional shares will be rounded down to the nearest whole number.

AEterna Zentaris intends to proceed with the distribution of subordinate voting shares of Atrium without no-action assurance from the staff of the United States Securities and Exchange Commission on the basis that AEterna Zentaris believes, as disclosed in its management information circular, that the distribution will not involve an "offer to sell", "sale" or "other disposition for value" of securities within the meaning of U.S. securities laws requiring registration under Section 5 of the Securities Act of 1933.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.


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                                                   [AETERNA ZENTARIS LOGO]




ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a growing global biopharmaceutical company focused on oncology and endocrine therapy with proven expertise in drug discovery, development and commercialization.

News releases and additional information are available at www.aeternazentaris.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements preceded by, followed by, or that include the words "believes", "anticipates", "intends", "plans", "expects", "estimates", "will," "may", "should", "approximately", and the negative or other variations of those terms or comparable terminology, are forward-looking statements. Such statements reflect management's current views, intentions, strategies and plans and are based on certain assumptions.

Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the ability of AEterna Zentaris to complete the special distribution in the manner described herein, whether AEterna Zentaris will be able to implement its business strategies, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of AEterna Zentaris to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.


                                      -30-
CONTACTS

MEDIA RELATIONS                               INVESTOR RELATIONS
Paul Burroughs                                Jenene Thomas
(418) 652-8525 ext. 406                       (418) 655-6420 or (908) 996-3154
paul.burroughs@aeternazentaris.com            jenene.thomas@aeternazentaris.com
----------------------------------            ---------------------------------




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                                    SIGNATURE
                                    ---------


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               AETERNA ZENTARIS INC.


Date:  December 18, 2006       By: /s/Mario Paradis
------------------------           -------------------------------------------
                                   Mario Paradis
                                   Vice President, Finance & Administration and
                                   Corporate Secretary